UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number: 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant's name into English)

2267 - West 10th Avenue, Vancouver, British Columbia, V6K 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

The following constitutes a summary of the transactions contemplated in this Form 6-K and is qualified in its entirety by reference to the documents attached as exhibits to this Form 6-K:

The Company has completed a $9.36 million financing (the “Financing”) from institutional investors through the sale of senior convertible notes (the “Notes”) with a $2.33 conversion price and a 9% interest rate and the issuance of 4,017,162 five year warrants (the "Warrants"). Half of the Warrants are exercisable at $2.33 and half are exercisable at $2.56. The Company will receive gross proceeds from the Financing of $9 million. The balance of the Financing is a 4% fee paid to Lane Capital Markets (“LCM”), as placement agent who invested in the Financing. In addition, LCM will be issued 500,000 warrants exercisable at $2.33 on the same terms as the Warrants. The features of the Notes are (i) interest for years 1-3 is 9% per annum and for years 4 and after is 18% per annum, payable monthly in cash or, subject to volume and ownership limitations) stock based on a price of market less 10% (the Company’s ability to pay in stock is subject, (ii) at any time the Note can be converted by the holders at the conversion price, (iii) during years 1-2, provided the market price of our common shares is double the conversion price, the Company can, subject to volume and ownership limitations, call the Note (iv) in year 3 and beyond, the Company can, subject to volume and ownership limitations, convert the Note at the lower of the conversion price of 15% less market price and so long as the Company is converting the Note, the interest rate remains at 9% and (v) in year 4 and beyond the Note can be called by the holders of the Note.

The Company also restructured the liabilities due to the sellers of DMR Food Corporation and My Organic Baby, Inc. (both recently acquired by Clearly Canadian). The liabilities in connection with the DMR acquisition related to the Company’s obligation to pay any shortfall if the vendors did not realize a gain of $2,100,000 CDN from the exercise and sale of our common shares issuable under 3,000,000 warrants received by the vendors. The liabilities in connection with the My Organic Baby acquisition related to the Company’s obligation to pay any shortfall if the vendors did not realize a gain of $4,350,000 CDN from the exercise and sale of common shares issuable under 3,750,000 warrants received by the vendors and 215,000 shares. These liabilities have been restructured by the DMR and MOB vendors (i) surrendering for cancellation the said warrants and shares, (ii) the Company paying the vendors $4 million CDN in cash, (iii) the Company issuing a convertible note to the vendors in the amount of $2,450,000 CDN on terms comparable to the Notes, and (iv) the Company agreeing to a reset, 18 months from the closing of the Financing, on 370,279 common shares owned by the vendors. In addition, the vendors have agreed not to sell any common shares they own, other than interest shares in connection with their convertible note, for one year from the closing of the Financing.

SUBMITTED HEREWITH

Exhibits

99.1	Securities Purchase Agreement

99.2	Schedules to Securities Purchase Agreement

99.3	Registration Rights Agreement

99.4	Form of Senior Convertible Note

99.5	Form of Series E Warrant

99.6	Form of Series F Warrant

99.7	DMR and MOB Vendors’ Securities Purchase Agreement

99.8	Schedules to DMR and MOB Vendors’ Securities Purchase Agreement

99.9	Form of Senior Convertible Note for DMR and MOB Vendors

99.10	Form of Lock-Up Agreement for Brent Lokash

99.11	Form of Lock-Up Agreement for David Reingold, Lisa Reingold, Orlee Muroff and Mark Goodman

99.12	DMR and MOB Vendors’ Subordination Agreement

99.13	Investor Presentation

99.14	Press Release dated September 26, 2007 – Clearly Canadian announces that it has closed a $9.36 million private placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

Date: September 27, 2007	By:	/s/ Brent Lokash

Brent Lokash
	Title:	CEO